February 8, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jim B. Rosenberg

Re: Mallinckrodt public limited company
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 29, 2016
File No. 001-35803

Dear Mr. Rosenberg:

This letter sets forth the response of Mallinckrodt public limited company (“the Company”) to the comments of the staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) set forth in the Staff’s letter dated January 26, 2017, with respect to the above referenced Form 10-K. Set forth below is the heading and text of each of the Staff’s comments followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Year Ended September 30, 2016 Compared with Fiscal Year Ended September 25, 2015
Non-Operating Items, page 47

1. It is unclear from your disclosure in the last paragraph on page 47 why you have income tax benefits in each of fiscal 2016 and 2015 greater than pre-tax income from continuing operations. Please tell us how this is possible and whether and, if so, how this phenomenon is sustainable. In this regard, even with income tax planning, one generally expects to pay income taxes on profitable operations in the long-run. Further, the $249.3 million tax benefit in fiscal 2016 associated with the rate difference between U.K. and non-U.K. jurisdictions (and the comparable $152.9 million benefit in fiscal 2015) is merely a reconciling item between the rate expected at the domestic statutory rate and your ultimate effective rate, and neither it nor the related disclosure on page 90 in Note 7 Income Taxes provide enough insight to fully understand the phenomenon identified above.

The Company acknowledges the Staff's comment concerning the discussion of income tax benefit related to pre-tax income from continuing operations as discussed on page 47 of our Annual Report on Form 10-K for the fiscal year ended September 30, 2016 ("the 2016 Annual Report") and provides the following to clarify the Company’s income tax benefits reported in each of fiscal 2016 and 2015.
The Company’s fiscal 2016 $255.6 million income tax benefit and associated $249.3 million rate variance is primarily attributable to recognition of $377.1 million of deferred tax benefits predominately resulting from the recognition of acquired intangible assets at fair value in the application of purchase accounting and related internal installment sale transactions.
The Company’s fiscal 2015 $129.3 million income tax benefit and associated $152.9 million rate variance is primarily attributable to recognition of $196.8 million of deferred tax benefits predominately resulting from the recognition of acquired intangible assets at fair value in the application of purchase accounting and related internal installment sale transactions.

As of September 30, 2016, the Company had $775.1 million and $1,902.0 million of deferred tax liabilities associated with intangible assets and internal installment sale transactions, respectively. Deferred tax benefits are recognized, and will continue to be recognized, on these deferred tax liabilities as the related acquired intangible assets are amortized and as payments to the taxing authorities related to the internal installment sale transactions are made. We expect this phenomenon to continue for at least five years.
The Company proposes to revise its disclosure beginning in its Quarterly Report on Form 10-Q for the quarter ending March 31, 2017, in a manner consistent with the illustrative revisions to our disclosure in our 2016 Annual Report presented below:
Provision for (benefit from) income taxes. In fiscal 2016, we recognized an income tax benefit of $255.6 million on income from continuing operations before income taxes of $233.4 million. The fiscal 2016 income tax benefit is comprised of $120.8 million of current tax expense and $377.1 million of deferred tax benefit which is predominantly related to acquired intangible assets. In fiscal 2015, income tax benefit was $129.3 million on income from continuing operations before income taxes of $107.3 million. This fiscal 2015 income tax benefit is comprised of $67.5 million of current tax expense and $196.8 million of deferred tax benefit which is predominantly related to acquired intangible assets.
Our effective tax rate was negative 109.5% and negative 120.5% for fiscal 2016 and 2015, respectively. Our effective tax rate for fiscal 2016 was impacted by receiving $7.6 million of tax benefit associated with $40.4 million of restructuring costs, $6.2 million of tax benefit associated with $16.9 million of impairments, $31.3 million of tax benefit associated with accrued income tax liabilities and uncertain tax positions, $33.7 million of tax benefit associated with primarily U.K. and U.S. tax credits, and $249.3 million of tax benefit associated with the rate difference between U.K. and non-U.K. jurisdictions. Our effective tax rate for fiscal 2015 was impacted by receiving a $10.4 million tax benefit on $53.4 million of transaction costs, $15.5 million of tax benefit associated with $45.3 million of restructuring costs, $6.7 million of tax benefit associated with accrued income tax liabilities and uncertain tax positions, $8.1 million of tax benefit associated with U.S. credits, and $152.9 million of tax benefit associated with the rate difference between U.K. and non-U.K. jurisdictions.

Commitments and Contingencies
Contractual Obligations, page 58

2. Please tell us why you do not include your milestone and royalty obligations associated with licenses and collaboration agreements in your table or the discussions that follow.

The Company acknowledges the Staff's comment concerning the inclusion of milestone and royalty obligations in our disclosure on page 58 of our 2016 Annual Report. Milestone and royalty obligations are discussed within page 86 (Note 5 in the notes to the consolidated financial statements) of our 2016 Annual Report. These items were not included within our disclosures on page 58 as the milestone obligations primarily related to either products that we no longer market or products whose net sales have substantially declined due to the introduction of generic competitors. As such, the Company believes there is little to no probability that the Company will be required to make future milestone payments under these agreements.

The Company does have certain ongoing royalty obligations under certain agreements. Therefore, the Company proposes to supplement its disclosure beginning in its Annual Report on Form 10-K for the fiscal year ending December 29, 2017, in a manner consistent with the illustrative addition to our disclosure on page 86 in our 2016 Annual Report presented below:
As part of our acquisitions, we are subject to contractual arrangements to pay contingent consideration to former owners of these businesses. The payment of obligations under these arrangements are uncertain, and even if payments are expected to be made the timing of these payments may be uncertain as well. As of September 30, 2016, we have accrued $247.8 million for these potential payments, of which $219.0 million is considered to be long-term. For further information on our contingent consideration arrangements, refer to Note 19 of the notes to consolidated financial statements included within Item 8. Financial Statements and Supplementary Data of this Annual Report on Form 10-K.
We are obligated to pay royalties under certain agreements with third parties. During fiscal 2016 we made payments under these arrangements of $92.5 million. The timing and amounts to be paid in future periods are uncertain as they are dependent upon generating net sales in future periods.

Notes to Consolidated Financial Statements
Note 11: Goodwill and Intangible Assets
Goodwill Impairment Analysis, page 96

3. Please tell us the magnitude of the excess of the fair value of your Specialty Brands reporting unit over its carrying value at your last testing date and your consideration for disclosing whether this reporting unit is at risk of failing step one of the impairment test.

The Company acknowledges the Staff's comment concerning our Specialty Brands reporting unit assessment disclosure on page 96 of our 2016 Annual Report. In preparing our 2016 Annual Report, the Company determined that additional disclosure regarding the magnitude of the excess fair value over the carrying value of our Specialty Brands reporting unit was not necessary given that the fair value substantially exceeded the carrying value. In addition, absent a material change in facts surrounding the Specialty Brands reporting unit, the excess of the fair value of the Specialty Brands reporting unit over its carrying value will increase in future periods as a significant portion of the assets in the reporting unit relate to amortizing intangible assets. Given both the substantial amount of excess fair value over the carrying value and expected decreases in the Specialty Brands reporting unit carrying value, the Company does not believe the goodwill in this reporting unit is at risk of failing step one of the goodwill impairment test.

The Company proposes to supplement its disclosure beginning in its Annual Report on Form 10-K for the fiscal year ending December 29, 2017, in a manner consistent with the illustrative addition to our disclosure on page 96 in our 2016 Annual Report presented below:

The Company's projections in its Specialty Brands reporting unit include long-term revenue and operating income at levels higher than historical levels, which is primarily associated with the Therakos Acquisition, Hemostasis Acquisition and revenue growth for Acthar. The projections also reflect the potential impacts from the future loss of exclusivity related to Ofirmev. The Company utilized a WACC of 12.5%. These assumptions resulted in a fair value of the Specialty Brands reporting unit substantially in excess of its net book value. Should the Specialty Brands reporting unit fail to experience growth in the aforementioned products, revise its long-term projections for these products downward or market conditions dictate utilization of higher discount rates, the Specialty Brands reporting unit could be subject to impairment in future periods.

Note 18: Commitments and Contingencies
Governmental Proceedings, page 111

4. Please tell us why you do not appear to provide disclosure explaining why you cannot reasonably estimate the possible loss or range of loss for these matters as stipulated in your March 11, 2016 response to comment 4 of our February 29, 2016 letter.

The Company acknowledges the Staff’s comment concerning the disclosure about the ability to reasonably estimate the possible loss or range of loss for two matters discussed in Note 18 on page 111 of our 2016 Annual Report. With respect to the first matter (Drug Enforcement Administration investigation), due to progress in the case, we have now established a reserve for this matter and have disclosed that we are adequately reserved for our exposure on this matter in our Form 10-Q for the Transition Period ended December 30, 2016 filed with the Commission on February 7, 2017 ("the Transition Report"). While it is not possible to determine with certainty the ultimate outcome of this matter, the Company believes, that given the information currently available, that the final resolution, after taking into account the amount already accrued, will not have a material adverse effect on the financial condition, results of operations and cash flows of the Company.

With respect to the second matter (Federal Trade Commission investigation), this matter has been settled and we have disclosed the settlement in our Transition Report, including the amount of the cash payment to be made in connection with the settlement.

In the future, when we have commitments and contingencies for which the likelihood of a material loss is probable, but for which we are not able to reasonably estimate the possible loss or range of loss we will address within our disclosures.

If you have any questions regarding the foregoing, please contact Matthew K. Harbaugh, the Company’s Executive Vice President and Chief Financial Officer at (314) 654-2000.

Sincerely,

Mallinckrodt public limited company

By:/s/ Matthew K. Harbaugh
Matthew K. Harbaugh
Executive Vice President and Chief Financial Officer

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